SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.____________)(1)

Peoples Sidney Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

712308-10-5
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

______________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712308-10-5	13G	Page 2 of 5 Pages

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Peoples Sidney Financial Corporation Employee Stock Ownership Plan
IRS I.D. No. 36-4148801

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable

NUMBER OF	5. SOLE VOTING POWER

SHARES	28,380

BENEFICIALLY	6. SHARED VOTING POWER

OWNED BY	128,524

EACH	7. SOLE DISPOSITIVE POWER

REPORTING	156,904

PERSON	8. SHARED DISPOSITIVE POWER

WITH	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,904

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.53%

12. TYPE OF REPORTING PERSON*
EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 712308-10-5	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Peoples Sidney Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
101 East Court Street
Sidney, OH 45365
Item 2(a).	Name of Person Filing:
Peoples Sidney Financial Corporation Employee Stock Ownership Plan (“ESOP”)
First Bankers Trust Services, Inc. (the “Trustee”), the trustee of the ESOP
Item 2(b).	Address of Principal Business Office, or if None, Residence:
ESOP 101 East Court Street, Sidney, OH 45365
Trustee 2321 Kochs Lane, Quincy, IL 62305-4005
Item 2(c).	Citizenship:
The Trustee is a national bank organized under the laws of the United States

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
712308-10-5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.712308-10-5	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
156,904

(b)	Percent of class:
11.53%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 28,380,

(ii) Shared power to vote or to direct the vote: 128,524,

(iii) Sole power to dispose or to direct the disposition of: 156,904,

(iv) Shared power to dispose or to direct the disposition of: none

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2008
(Date)

By: /s/ Linda Schultz
(Signature)

First Bankers Trust Services, Inc.
Linda Schultz, Trust Officer
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).